U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*


   Chase Ventura Capital Associates, L.P. ("CVCA")

   c/o Chase Capital Partners

   380 Madison Avenue, 12th Floor


   New York, New York  10017

2. Date of Event Requiring Statement 08/02/99



3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

1-800-FLOWERS.COM, Inc. ("FLWS")

5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   / / Form filed by One Reporting Person
   /X/ Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------

Class A Common Stock              263,452 (FN 1)      D



         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------

Warrant                                         (FN 3)      1/16/05     Common Stock                                    2,371,040

Voting Series A Preferred stock                 (FN 4)       N/A        Common Stock                                    1,430,530


                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------

Warrant                                          $0.002             I          (FN 2)

Voting Series A Preferred Stock                    N/A              I          (FN 2)



Explanation of Responses:

(1) Amounts have been adjusted to reflect 10 for 1 stock split effective upon the closing of the Issuer's initial public offering.

(2) The warrant is currently exercisable.

(4) The Voting Series A Preferred Stock will automatically convert into an equal number of shares of Class A Common Stock upon the closing of the initial public offering.


                        Chase Venture Capital Associates, L.P.
                                   **Signature of Reporting Person

                        By:  Chase Capital Partners, its general partner

                        By:/s/ Jeffrey C. Walker
                           ------------------------

                        Title: Managing General Partner of Chase

                               Capital Partners       Date  August 2, 1999

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).